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                             UNITED STATES OF AMERICA
                   BEFORE THE SECURITIES AND EXCHANGE COMMISSION




In the Matter of                      :

ALLEGHENY POWER SYSTEM, INC.          :
Hagerstown, Maryland
                                      :
MONONGAHELA POWER COMPANY                               CERTIFICATE
Fairmont, West Virginia               :
                                                               OF
THE POTOMAC EDISON COMPANY            :
Hagerstown, Maryland                                    NOTIFICATION
                                      :
WEST PENN POWER COMPANY
Greensburg, Pennsylvania              :

(70-6358)                             :

Public Utility Holding                :
Company Act of 1935
                                      :


      This is to certify that Allegheny Power System, Inc. (ALLEGHENY) and Allegheny Pittsburgh Coal Company (AP COAL) have carried out the following transaction in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange Commission, dated January 2, 1980.

      On October 15, 1996, ALLEGHENY made an interest bearing open account advance to AP COAL in the amount of $2,424,946.73. This Certificate of Notification is filed within ten days of the carrying out of the foregoing transaction.

                                                ALLEGHENY POWER SYSTEM, INC.







Dated:  October 21, 1996